

January 28, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Douglas L. Bruggeman
Chief Financial Officer
Rex American Resources Corporation
7720 Paragon Road
Dayton, Ohio 45459

  RE: **Rex American Resources Corporation**
     Form 10-K for the Year Ended January 31, 2015
     Filed March 31, 2015
     File No. 1-9097

Dear Mr. Bruggeman:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended January 31, 2015</u>

<u>Management's Discussion and Analysis of Results of Financial Condition…, page 21</u>

1. In your earnings call for the fourth quarter of fiscal 2014 your management discussed, among other topics, the impacts of declining oil prices, regulatory uncertainty and associated lobbying efforts, oversupply of ethanol and increasing Chinese demand for DDG. However, you do not include a discussion of these trends and uncertainties and their impact or potential impact on your operations. Please ensure that your MD&A contains a discussion of management's views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and provide a discussion of such trends and uncertainties in future filings.

Item 8. Financial Statements and Supplementary Data, page 37

2.   We note that your auditor did not audit the financial statements of Patriot Holdings, LLC. Instead, the financial statements of Patriot Holdings, LLC were audited by other auditors as referred to in the audit report on page 62. As such, it appears that your auditor has placed reliance on the work of other auditors. Please confirm, and if true, amend your Form 10-K to also provide the other auditors' audit report as well as a consent. Refer to Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeffrey Gordon, Staff Accountant at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction